

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 7010

October 26, 2006

Michael McChesney
President
Eastern Goldfields, Inc.
1660 Hotel Circle North, Suite 207
San Diego, CA
92108-2808

> **RE: Eastern Goldfields, Inc.**
> **Form 10-SB**
> **Amended October 10, 2006**
> **File No. 0-52151**

Dear Mr. McChesney:

We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mineral Reserve, page 10

1. We have reviewed the prefeasibility study for the underground mining at the Lily mine, your third party engineer's report, and disclosure and responses concerning your gold reserves. We note that the material below the fourth level of the proposed underground mine is not well characterized as it was drilled on wide spacings and is low grade. Given the lack of a detailed study, and your operations lack of experience with the proposed underground mining technology, it is difficult to economically justify mining these low grade materials. Historically, the staff has held that reserve designation for new mining operations requires the completion of a comprehensive mining plan or bankable feasibility to meet the requirements for reserve definitions in Industry Guide 7. Until such time as you can demonstrate definitively that this low grade material can be mined at a profit with a detailed mining plan, please revise your reserve disclosure to subtract out the low grade material below level 4, as outlined in your prefeasibility study. This should reduce your disclosed reserve estimate by about 1 million tons. Your financial statements should also be revised to reflect any changes in your reserve estimate.

2. Based on the recommendation of your engineering consultant, you will not be constructing a mill at this time for your underground operation but will attempt to continue to use your

existing facility to mine near-surface higher-grade material. Please provide us with an analysis of the maximum tailings capacity you have with your current mill, and the impact this limitation will have on the tonnage and grade of the material you can mine from your underground operation. Any tonnage of material in your reserve estimates over the maximum tailings capacity figure needs to be removed from the reserve estimate. Revise your disclosure accordingly.

3. Generally speaking, gold mining companies who operate in South Africa should disclose the price used to estimate reserves in both Rand per kilogram, and dollars per ounce with associated currency factors. Revise your disclosure accordingly.

The Company's Mining Consultant, page 12

4. We note that in response to comment 19 of our August 21, 2006 letter you deleted any reference to the consulting firm of Hatch Associates Pty Limited in your amended filing due to the reticence that Hatch Associates has in publicly disclosing the details of its agreements. Because you do not appear to have eliminated your relationship with Hatch Associates to assist in the mine design and mineral process planning and because this relationship is material, please disclose the details of your agreement in your amended filing. Additionally, should you continue to want to maintain the confidentiality of portions of your agreements, please submit a request for confidential treatment under rule 24b-2. You should also reference Staff Legal Bulletin No. 1 (February 28, 1997), which sets forth views of the Division of Corporation Finance regarding the requirements a registrant must satisfy when requesting confidential treatment of information that otherwise is required to be disclosed in registration statements, periodic reports and other documents filed with the Securities and Exchange Commission.

5. Please disclose whether you have a written agreement(s) with Behre Dolbear and file them as exhibit(s). Briefly disclose the financial terms of your agreement with Behre Dolbear.

Reports to Security Holders, page 13

6. Please revise to disclose that our offices are at 100 F Street, not "N.W. 101 F Street."

Risk Factors, page 13

7. We reissue comment 24 of our August 21, 2006 letter. In the last sentence of the first paragraph of this section where you state "in addition to those risks enumerated elsewhere…," please add "…in the document." Currently, this sentence appears to address risks enumerated elsewhere in general.

Item 2 – Management's Discussion and Analysis, page 19

8. We note your tables presenting operating profit or loss on page 19 and tons milled and gold produced on page 20. Please update the numbers presented in these tables for 2006 to reflect

the six months ended June 30, 2006. We note that both of these tables currently indicate that they are only reflecting the first quarter of 2006. Additionally, please revise your disclosures concerning the table presenting operating profit or loss on page 19 to disclose how these numbers were calculated. In this regard, the numbers presented in this table do not appear to equal any of the measures presented on the face of your statements of operations in your financial statements. If the numbers presented in this table are non-GAAP measures, please provide all of the disclosures required by Item 10(h) of Regulation S-B.

9. We note your response to prior comment 49 concerning the impact of exchange rates on your reported financial statements. If changes in exchange rates have significantly impacted comparability of your results for the years ended December 31, 2005 versus 2004 or for the interim periods ended June 30, 2006 versus 2005, please revise your analysis of results of operations to disclose and quantify this information. Similarly, if changes in exchange rates have significantly impacted comparability of your balance sheets for December 31, 2005 versus 2004 or for June 30, 2006 versus December 31, 2005, such as the change in property, plant, and mine development noted in your response to prior comment 49, please disclose and quantify this information in your MD&A analysis. Please refer to Item 303(b) of Regulation S-B.

Lily Mine Area, page 30

10. We note your disclosure that the Environmental Management Programme Report is scheduled to be submitted to the local mining authorities on or before September 30, 2006 and that the cost of this amended report is approximately $55,000 to date. Since this 10-SB was filed after September 30, 2006, please update this section to the most practicable date. Disclose, if true, that the report has been submitted and the amount paid for this to date.

Biographical Information, page 36

11. Please disclose the nature of the business conducted by Crystalix International, Inc., Seaesna, Inc., Ryan Capital Management, Inc., Bascom Global Internet Services, Inc., and Charan Industries, Inc. If material, please also clarify any relationships among the named businesses in this section.

Financial Statements for the Year Ended December 31, 2005
Consolidated Statement of Stockholders' Equity, page F-7

12. We reissue prior comment 51. Please supplementally provide us with complete equity statements in a format similar to the one seen on page F-7 for each of EGL and EGI from January 1, 2004 through October 1, 2005 immediately prior to the merger. The number of shares and equity balance sheet accounts should be on a historical basis, with no adjustment for the effects of the October 1, 2005 merger. Based on these equity statements, please provide us with a narrative explanation of how you are reflecting the recapitalization of EGL in your December 31, 2005 financial statements, and tell us how you determined that this methodology was correct. We believe that the most appropriate way to reflect a reverse

merger accounted for as a recapitalization in your equity statement is to restate EGL's historical equity for all periods prior to the merger based upon the equity that they received from EGI in the merger (i.e. the A Class Preference Shares) to give effect to the recapitalization in a manner similar to a stock split. You should then reflect the EGI shares outstanding and equity balances immediately prior to the merger as a separate line item captioned "shares effectively issued to former EGI shareholders as part of the October 1, 2005 recapitalization." Any share or equity transactions subsequent to the merger date should be recorded in your equity statement in accordance with GAAP.

13. Please tell us what percentage of voting rights of the post-merger registrant were owned by EGL's former shareholders immediately after the October 1, 2005 merger and what percentage of voting rights of the post-merger registrant were owned by EGI's former shareholders immediately after the merger.

14. If not apparent from the EGI rollforward requested above, please explain to us the composition of EGI's equity before and after the change in control that occurred on September 23, 2005, tell us whether this change in control was implemented by EGI issuing new shares or by the new controlling shareholder purchasing EGI's equity directly from former EGI shareholders, and quantify the number of shares of EGI's equity that were issued or purchased to implement this change in control. We note your disclosures on page 3.

Note 5 – Property, Plant and Mine Development, page F-19

15. Please refer to our comment above that asks you to remove the low grade material below level four, as outlined in your prefeasibility study, from your estimated reserves. Please tell us what impact this revision to your reserves has on your financial statements, including the following:
   - We note the brief description of your Mining assets on page F-10. Please provide us with a more detailed description of what is included in your "Mining assets" line item seen in the table in Note 5, and tell us the accounting guidance that you relied upon in capitalizing each type of cost included in this line item.
   - We assume that the revision to your estimated reserves will result in an impairment of your Mining assets, and may also impact other fixed assets. Please revise your financial statements accordingly. If our assumption is incorrect, please provide us with a detailed description of how you conducted your impairment testing and how you concluded that these assets were not impaired, to help us better understand your conclusion.
   - Please tell us what impact the revision to your estimated reserves has on your depreciation, depletion and amortization. In this regard, we assume you would need to increase the depreciation, depletion and amortization expense charged to each period in your financial statements.
   - We note your response to our prior comment 52. Please note that the wide spaced drilling under the open pit mine referred to in the prefeasibility study should be designated as exploration. Only infill drilling within the boundaries delimited by the exploration drilling can be designated as development drilling at an operating mine. Only

development drilling can be capitalized. Please tell us whether this wide spaced drilling was capitalized, and if so, please revise your financial statements accordingly.

Note 11 – Capital Stock, page F-22

16. Please refer to the third bullet point of prior comment 63. The second transaction disclosed under "A Class Preference Shares" on page F-23 remains unclear to us. In this regard, we note the following:
- Page 44 states that on October 1, 2005, EGI issued 2,736,247 shares of common stock in exchange for 2,736,247 A Class Preference Shares of EGSA.
- Page F-22 refers to a similar share exchange, but states that the exchange occurred on February 2, 2006.
- The second transaction disclosed on page F-23 indicates that 2,055,598 shares of EGI common stock were issued in exchange for 2,055,598 A Class Preference Shares of EGSA.
- Your December 31, 2005 and June 30, 2006 equity statements indicate that 2,055,598 shares of A Class Preference Shares were cancelled and 2,736,247 shares of common stock were issued in share exchanges.

Please explain to us whether the share exchanges for 2,736,247 shares and 2,055,598 shares were the same transaction or separate transactions. If these were the same transaction, please explain to us why your equity statements and footnote disclosures reflect that a different number of shares of A Class Preference Shares were cancelled than the number of common shares that were issued, given your statement that A Class shares are exchangeable into common shares on a one-for-one basis. If these are separate transactions, please provide us with a detailed explanation of each transaction and help us to understand why your equity statement does not reflect that 4.8 million shares of A Class Preference Shares have been exchanged for an equal number of shares of common stock.

17. We note your response to prior comments 64. We assume that you did not record the shares of EGI common stock given to Stirling Nominees for the benefit of the A Class Preference shareholders as outstanding stock at the time that those shares were given to Stirling Nominees. In this regard, we note that you have reflected 2.7 million shares of common stock being issued in your June 30, 2006 equity statement at the time that the related A Class Preference shareholders exercised their option to convert those A Class Preference Shares into EGI common stock; therefore, we assume that these common stock shares were not previously reflected as outstanding at December 31, 2005. Please confirm our assumption. If our assumption is correct, please reconcile your statement in Note 2 that your weighted average number of shares outstanding for EPS includes the A Class Preference Shares with the fact that the weighted average shares outstanding seen on page F-6 equals the number of shares of EGI common stock issued and outstanding per the December 31, 2005 balance sheet and statement of equity. In accordance with paragraph 61 of SFAS 128 and EITF 03-6, if the A Class Preference Shares participate equally in EGI's losses with EGI's common stock, in addition to participating equally in EGI's dividends and undistributed earnings, the

A Class Preference Shares should be included in your calculation of shares outstanding even in periods of a net loss. Please advise, and revise your EPS calculation if necessary.

18. We note your response to prior comments 65 and 63. We note that you created a mechanism with Stirling Nominees whereby you gave 5,176,991 shares of EGI common stock to Stirling Nominees so that these shares of common stock would be available when the A Class Preference shareholders decided to convert their A Class Preference Shares into either EGI common stock or the equivalent amount of cash. We have the following comments:

- Please tell us whether Stirling Nominees purchased this EGI common stock from you, and if so, tell us what consideration you received for this common stock from Stirling Nominees.
- We read in your response to prior comment 63 that your agreement with Stirling Nominees is for services in the event of a cash acceptance by an A Class shareholder such that Stirling Nominees "shall seek to sell EGI shares in respect of a Cash Acceptance once EGI is quoted on the Pink Sheets or some other recognized OTC market or some other recognized stock exchange." Please tell us what happens if an A Class shareholder wants to convert their A Class Preference Shares into cash and Stirling Nominees is unable to sell EGI's common stock into the marketplace. In this situation, who has the legal obligation to provide cash to the A Class Preference shareholder in exchange for the A Class Preference Shares – you or Stirling Nominees?
- Based on the information provided to us, we assume that you gave your common stock to Stirling Nominees without receiving any consideration for your common stock from Stirling Nominees and that you, not Stirling Nominees, have the legal obligation to fulfill your exchange offer to the A Class Preference shareholders by providing them with cash in exchange for their A Class Preference Shares at any time upon demand of the A Class Preference shareholder. The fact that you intend to raise this cash by selling your common stock into the marketplace through Stirling Nominees does not appear to impact the accounting for this transaction. If our understanding of your and Stirling Nominees' legal obligations with respect to the A Class Preference shareholders is correct, please revise to classify your A Class Preference Shares on EGI's balance sheet as a mezzanine item outside of permanent equity and adjust the balance for these A Class Preference Shares to their redeemable amount at each balance sheet date, with the offsetting amount treated as dividends and charged against retained earnings, in accordance with ASR 268, EITF Topic D-98, and FIN 39. If our understanding is correct, please also confirm to us that you will account for any cash acceptances by A Class Preference shareholders by recording the issuance of the common stock sold to generate this cash at the market value at which such stock was sold and reducing the balance of your A Class Preference Shares by an offsetting amount.
- If our understanding of the legal obligations of the parties involved in these transactions is not correct, please provide us with a detailed explanation of the legal obligations of the parties involved, an executed copy of all related agreements to support your explanation, a detailed explanation of your accounting for the exchange of A Class Preference Shares into each of common stock and cash, and tell us the accounting literature that you relied upon to support your accounting.

Closing Comments

       You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney at (202) 551-3729, or in his absence Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

CC: Carmine J. Bua, Esq.
          (619) 280-8001